Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine Months Ended
	Oct. 1, 2005	Sept. 25, 2004
Income before taxes	$9,148	$7,390
Add fixed charges	52	74

Income before taxes and fixed charges	$9,200	$7,464

Fixed charges:
Interest	$13	$46
Estimated interest component of rental expense	39	28

Total	$52	$74

Ratio of earnings before taxes and fixed charges, to fixed charges	177	101